EXECUTIVE SUMMARY

Remote Work Tech AI & Neuroscience SaaS, Solutions & Services

Contact Information
Bill Reed, CEO
bc@aretanium.com

Industries
Remote Work Tech
Software as a Service
Sales Enablement

Development stage
Startup/Early Revenue

Year founded
2018

Number of Employees
7

Funding Opportunity
$1M Seed, SAFE, $9M CAP

Use of Fund
46% Sales & Marketing
16% Operations
38% G&A

Current Monthly Burn Rate
$35K

Current Monthly Revenue
$30K

Existing Debt
$40K (inventory, expenses)

Existing Investors
$250K, Founders & SAFE

Founders (Veteran-Owned)
CEO has 3 successful exits
CTO has PhD in neuroscience
COO was COO for Navy SEALs
CMO was CMO for mktg firm
CSO was VP Sales at F50 firm

OPPORTUNITY

Over 90% of selling & recruiting is now remote, LinkedIn is #1 for prospecting. We offer the only LinkedIn Social Selling system & profiling app using AI & neuroscience.

PROBLEM

Remote work is now permanent. Social & virtual selling skills & solutions are critical but severely lacking. Current solutions for remote sellers & recruiters are outdated, ineffective, expensive, don't integrate, and don't align with sales methodologies.

SOLUTION

Our Chrome/Edge app uses AI & neuroscience to profile prospects and integrates with Salesforce, Zoom, etc. Our sales-aligned Communications Guides & LinkedIn Social Selling system is proven across 50K sales pros at Avnet, HP, SAP, Visa, etc.

MARKET

We intend to disrupt an $8B SAM at the intersection of 2 TAMs equaling $76B. We have $30K/month revenue and B2B clients, 30K+ prospects, a robust GTM plan, and a $4M+ pipeline. Our team is experienced at creating $3B+ in sales pipelines.

COMPETITION

Others use personality profiling such as DiSC, BIG-5, Myer-Briggs, etc. now decades old and ineffective for remote work. They are nice frontends for outdated profiling & prospecting IP, but have gained strong traction due to a lack of alternative solutions.

PATENT-PENDING IP

Our Chrome/Edge app uses AI & neuroscience to determine profiles and provide neurolinguistic programming (NLP) communications playbooks. 50K+ sales pros have used our IP. Our patent-pending profiling platform is Myers-Briggs meets neuroscience. Our communications playbooks took a decade to create.

POTENTIAL RETURN

We have 3 sources of revenue: **1.** B2B corporate consulting & SaaS MRR **2.** B2C supplements & nutritional products **3.** B2B2C IP licensing for our profiling and AI Neuroscience App. Competitors have closed substantial rounds and a few have been acquired (e,g; Glint was acquired by LinkedIn for $450M @ 38X revenue).

GO-TO-MARKET

Our pipeline includes real estate, insurance, and tech firms, which could result in 10K+ users @$20/mo each within a few quarters. We have a $660K MRR opportunity with LA County. We have 500 prospects from a sales event, corporate and retail relationships, and partnerships with The Ken Blanchard Companies, Lockton Insurance, and PulseOne to help us penetrate B2B accounts.

FINANCIALS

$30K/mo current run rate, $300K 2020 revenue (3 quarters); $100M forecast within 5 years*; 23 months to Breakeven @ $2M investment*. Simple Agreement for Future Equity (SAFE) $1M Seed Round with $9M cap. Series A planned for Q2 2021.

EXPERIENCED TEAM

Our CEO is a Navy veteran with 30 years as a CxO and 3 successful startup exits. Our CTO is a PhD neuroscientist, our COO served as Admin Dir for Navy SEALs, our CMO has 25 years as a marketing exec, our CSO was VP Sales at a F50 tech firm. Our advisors include an EVP for a large insurance firm & CMO for a medical firm.

*These are forward-looking projections that cannot be guaranteed



ENGAGE86™
LinkedIn Social Selling System & App

REMOTELYME™ AI SOCIAL SELLING SYSTEM

LINKEDIN SOCIAL SELLING TRAINING COURSE

Linked in

Storytelling & LinkedIn Social Selling

LINKEDIN AI PERSONALITY PROFILING APP









Determines Profile via AI & Neuroscience

PERSONALIZED COMMUNICATIONS PLAYBOOKS

Neuroscience-based Trust Building

18 PROSPECT INFORMATION PORTALS

Health Assessment
Tracker
Diet Tips

Builds Prospect Trust, Action & Loyalty

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